

December 29, 2014

Via Email
David P. Boyle
Chief Financial Officer
Orrstown Financial Services, Inc.
77 East King Street, P.O. Box 250
Shippensburg, PA 17257

> **Re:** **Orrstown Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 001-34292**

Dear Mr. Boyle:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Notes to Consolidated Financial Statements
Note 21 – Contingencies, page 119

1. We note your disclosure regarding the Southeastern Pennsylvania Transportation Authority ("SEPTA") putative class action complaint. Please tell us, and revise future filings to disclose:
   - The amount or range of reasonably possible losses;
   - That reasonably possible losses cannot be estimated, or;
   - That any reasonably possible losses are not material to your financial statements.

   Refer to ASC 450-20-50 for guidance.

David P. Boyle
Orrstown Financial Services, Inc.
December 29, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dave Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief